AngloGoldAshanti

NYSE | JSE | GSE

Q2 2026 EARNINGS RESULTS

31 JULY 2026

MINING TO EMPOWER PEOPLE AND ADVANCE SOCIETIES



Geita – Tanzania

INVESTOR NOTE | DISCLAIMER

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, mine life, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects, preliminary financial and production metrics for in-process projects, the ability to convert Mineral Resource into Mineral Reserve and replace Mineral Reserve net of depletion from production and outlook of AngloGold Ashanti plc's (the "Company", "AngloGold Ashanti" or "AGA") operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects, the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's financial reports, operations, economic performance and financial condition.

These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as "believe", "expect", "aim", "anticipate", "intend", "foresee", "forecast", "predict", "project", "estimate", "likely", "may", "might", "could", "should", "would", "seek", "plan", "scheduled", "possible", "continue", "potential", "outlook", "target" or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company's internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2025 filed with the United States Securities and Exchange Commission ("SEC"). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti's future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information included in this presentation has not been reviewed or reported on by AngloGold Ashanti's external auditors.

Non-GAAP financial measures

This communication may contain certain "Non-GAAP" financial measures, including, for example, "total cash costs", "total cash costs per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "average gold price received per ounce", "total cash cost margin", "sustaining capital expenditure", "non-sustaining capital expenditure", "EBITDA", "Net debt (cash)" and "free cash flow". AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to Non-GAAP financial measures can be found in the appendices to this presentation or in AngloGold Ashanti's Earnings Release for Q2 2026, which is available on its website.

Website: www.anglogoldashanti.com

SAFETY | OUR HIGHEST PRIORITY

REINFORCING SAFETY PROTOCOLS IN OUR PURSUIT OF ZERO HARM



We continuously strive to
remove harm and injury from
our operations.

Total Recordable Injury Frequency Rate*

Injuries per million hours worked



5.0
4.0
3.0
2.0
1.0
-83%
ICMM 2024 member companies avg. 2.29
0.79
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Q1 2026
Q2 2026
TRIFR

*TRIFR: *Total Recordable Injury Frequency Rate (excludes non-managed joint ventures)*

H1 2026 | OPERATIONAL DISCIPLINE DRIVING RETURNS

RIGOROUS CONTROLLABLE COST MANAGEMENT MAXIMIZING BOTTOM-LINE EARNINGS AND SHAREHOLDER DIVIDENDS



Production - Group
1,468koz
-2% y-o-y
(excluding Serra Grande)

Total Cash Costs* - Group
$1,436/oz
+17% y-o-y
(royalties, fuel, inflation, FX accounted for c.18%; ***controllable costs -1%)***

Capital Expenditure - Group
$1,016m
+42% y-o-y
(brownfield reinvestment, advancing Nevada)

EBITDA*
$4.3bn
+82% y-o-y

Headline Earnings**
$2.3bn
+111% y-o-y

Net Cash Flow from Operating Activities
$3.1bn
+80% y-o-y

Free Cash Flow*
$1.9bn
+102% y-o-y

Dividends Declared
$949m
+102% y-o-y

Serra Grande gold production in H1 2025 accounted for 26,000oz.
**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2026 for definitions and reconciliations.*
***The financial measures "headline earnings (loss)" and "headline earnings (loss) per share" are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures*

Q2 2026 | OPERATIONAL RESILIENCE & STRONG CASH FLOW

ROBUST PERFORMANCE UNDERPINS FULL YEAR GUIDANCE

Steady fundamentals supporting performance

744koz

▼ **-7% Gold Production**
(2025 Q2: 804koz)

Tropicana	▲ 28koz
Cuiabá	▲ 4koz
Obuasi suspension	▼ 23koz
Serra Grande sale	▼ *16koz*



OPERATIONAL DELIVERY



$
COST MANAGEMENT

Market factors driving cost increases

Group Total Cash Costs* $1,480/oz**	y-o-y increase *(royalties, fuel, inflation, FX accounted for c.18%)*	▲ 21%
Managed Operations**	y-o-y increase	▲ 20%

Earnings, cash flow growth outpace gold price increase

$727m
▲ **36% Free Cash Flow***
(2025 Q2: $535m)

$1.0bn
▲ **58% Headline Earnings*****
(2025 Q2: $0.6bn)

$2.0bn
▲ **46% EBITDA***
(2025 Q2: $1.4bn)

$1.0bn
▲ **50% Basic Earnings**
(2025 Q2: $0.7bn)



CASH FLOW AND EARNINGS



BALANCE SHEET AND CAPITAL ALLOCATION

Robust balance sheet underpinned by strong liquidity

c.$4.2bn
▲ **Strong Liquidity**

$991m
▲ **Net Cash***
(2025 Q2: Net debt* $311m)

$0.72/sh
▲ **Dividends Declared**
c.$364m Q2 2026
c.$949m H1 2026

$549m
▲ **44% Group Capital Expenditure**
(2025 Q2: $381m)

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2026 for definitions and reconciliations.*
***Total cash costs* $1,486/oz for managed operations and $1,426/oz for non-managed joint ventures in Q2 2026; $1,241/oz for managed operations and $1,081/oz for non-managed joint ventures in Q2 2025.*
****The financial measures "headline earnings (loss)" and "headline earnings (loss) per share" are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.*

COST LEADERSHIP | PROVEN TRACK RECORD OF MITIGATION

ACTIVELY MITIGATING MACRO HEADWINDS THROUGH RIGOROUS OPERATIONAL DISCIPLINE

Controllable costs trend
($/oz)


1,202
1,158
1,225
1,224
1,449
1,436
Market driven factors, mainly royalties and fuel, added $76/oz to TCC
Market driven factors, mainly royalties and fuel, added $218/oz to TCC
H1 2024
H1 2025
H1 2026
Normalised costs**
Reported Total Cash Costs*

Efficiencies and rigorous discipline drove a c.2% average reduction in controllable operational costs

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2026 for definitions and reconciliations.*
***Normalised costs are the total cash costs* in the equivalent prior year period normalised for market-driven factors (inflation, royalties, fuel price and exchange rate), and one-off events.*

GLOBAL PORTFOLIO | TIER 1 ASSETS DRIVING GROUP PERFORMANCE

LOW-COST, HIGH-MARGIN TIER ONE ASSETS ANCHORING THE PORTFOLIO



United States of America
Arthur Gold Project[(a)]
North Bullfrog Project
Nevada Regional Deposits[(b)]
Guinea
Siguiri (85%)
DRC
Kibali (45%) [(c)]
Egypt
Sukari (50%)
Ghana
Obuasi
Iduapriem
Colombia
Quebradona
Tanzania
Geita
Brazil
AGA Mineração (Cuiabá)
Australia
Tropicana (70%)
Sunrise Dam
Argentina
Cerro Vanguardia (92.5%)
Legend
Tier 1 Assets
Tier 1 Projects
Tier 2 Assets
Exploration

Notes:
(a) Arthur Gold Project (previously known as Expanded Silicon Project, includes the Silicon and Merlin deposits)
(b) Includes deposits of Reward, Bullfrog, Mother Lode, Crown Block (SNA, Secret Pass and Daisy) and the Sterling mine
(c) Operated by Barrick Mining Corporation (Barrick)

TIER 1

Lower cost | Scale | Growth potential

Assets ▼
Geita, Obuasi, Kibali, Sukari, Cuiabá, Tropicana

Projects ▼
Nevada, Quebradona

Gold Production	TCC*	TCC Margin*	AISC*
524koz	$1,292/oz	71%	$1,786/oz

TIER 2

Reliable cash generators | FP focus | Opportunities to improve cost competitiveness

Assets ▼
Sunrise Dam
Siguiri
Iduapriem
Cerro Vanguardia

Gold Production	TCC*	TCC Margin*	AISC*
220koz	$1,876/oz	58%	$2,390/oz

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2026 for definitions and reconciliations.*

STRATEGIC CATALYSTS | DE-RISKING HIGH-MARGIN GROWTH

MULTI-STAGE OPTIONS IN EXECUTION AND STUDIES UNDERWAY ON CAPITAL EFFICIENT GROWTH PROJECTS

BROWNFIELD GROWTH

Obuasi
- Growing production by an additional ~130koz to achieve targeted 400koz/pa by 2028
- Advancing additional surface source opportunities

Geita
- Advancing plant expansion evaluation with processing trade-offs nearing completion.
- Ongoing exploration to unlock potential underground and open pit upside

Sukari
- Mining expansion: new portal, fleet upgrade, accelerated stripping
- Processing: new adsorption tank, gravity circuit to improve recovery

Cuiabá
- Extend life through Mineral Reserve growth, infrastructure upgrades
- Increase plant throughput via Line 2 refurbishment
- Higher ore feed from satellite operations being implemented

Siguiri
- Progressing the development of additional satellite pit
- Progressing the study work to establish full plant treatment capacity of fresh rock (12mtpa)
- Extend life through Mineral Reserve growth, infrastructure upgrades

GREENFIELD GROWTH

c.500koz/pa

Nevada
- Arthur Gold Project (Merlin): Advancing to full Feasibility Study in H2 2026
- Ongoing Mineral Resource conversion drilling targeting the upgrade of 1.4 Moz from Inferred to Indicated categories
- North Bullfrog: NEPA Record of Decision anticipated by end of 2026

TARGETING LOW RISK, HIGH MARGIN ORGANIC GROWTH



Sukari – Egypt

DIVIDENDS | CONVERTING THE GOLD PRICE TO SHAREHOLDER RETURNS

STRONG CASH GENERATION DROVE A 102% YEAR-ON-YEAR INCREASE IN H1 2026 DIVIDENDS

Dividend declared
($/m)



1 895
938
949
469
206
92
H1 2024
H1 2025
H1 2026
Free cash flow*
Dividend Declared*

Translating robust free cash flow* into >$3.0bn of dividends declared since 2024.

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2026 for definitions and reconciliations*
***Dividend data is based on dividends declared during the relevant period; dividend formula for H1 2024 is based on 20% of the free cash flow, before growth capital expenditure; dividend formula for H1 2025 and H1 2026 pays a base dividend of $0.50 per share annually, plus a variable dividend to achieve a 50% payout of free cash flow. Total dividends declared for FY2024 was c.$439m and for FY2025 was c.$1.8bn*

CAPITAL ALLOCATION | ENHANCING FUTURE RETURNS

A SECTOR-LEADING FRAMEWORK DELIVERING ONE OF THE MOST BALANCED AND GENEROUS YIELDS IN THE INDUSTRY



Cash flow from operations
Operational Excellence

↓

Sustaining capital expenditure*
Safe, stable operations

↓

Robust Balance Sheet
< 1.0 x Net Debt / EBITDA**

↓

Base dividend
(Minimum payout $0.125 per quarter)

↓

Growth capital expenditure*
(Investing in future low cost growth)

↓

Top up dividend
(payout to achieve 50% FCF target)*

***50%** of Free Cash Flow**

Excess cash optionality

Additional Dividends
Additional returns to shareholders

Long-term Debt Reduction

Potential Share Buybacks
Under supportive market conditions

2025: Enhancing Shareholder Yield

- Established an industry-leading dividend payout framework
- Declared **>$3.0bn**** in dividends since the end of 2024
- Successfully distributed >**50%** of our $2.9bn FCF* in 2025

2026: Optimizing the Balance Sheet

- Executed proactive liability management program
- Successfully retired $666m of our long-dated bonds in April 2026
- Stronger balance sheet to support long-term operational flexibility
- Targeting a net cash* balance of c.$1bn at the end of 2026

2026: Strategic Share Repurchase

- New proposed $2bn share repurchase program approved by shareholders
- Disciplined capital returns, in line with North American peers
- Supplement dividend policy, which remains main form of capital return

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2026 for definitions and reconciliations.*
*** Includes $1,026m paid in dividends during Q1 2026.*

FINANCIAL REVIEW



RELIABLY CONVERTING HIGHER GOLD PRICE INTO CASH FLOWS AND SHAREHOLDER RETURNS

$727m

▲ **36%** from Q2 2025

Free Cash Flow*

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2026 for definitions and reconciliations.*

MACROECONOMIC FACTORS | INDUSTRY CONTEXT

OIL PRICE GAINS OUTPACE RISE IN GOLD PRICES, LEADING TO AN ACCELERATION IN INFLATIONARY PRESSURES

Pricing | Group Average Gold Price Received*

($/oz)



Q2 2025
3,287
Q2 2026
4,446

Pricing | Average Oil Price

($/bbl)



Q2 2025
67
64
c.+45%
Q2 2026
97
93
Brent Crude $bbl
Oil Price WTI

Inflation and Exchange Rates

Inflation and Exchange Rates	June 2026				June 2025	
	Local CPI[1]		Local FX: US$[2]		Local CPI[1]	Local FX: US$[2]
USA	▲	3.5%			2.7%	
Ghana	▼	5.3%	▲	24.4%	13.7%	(18.2%)
Argentina	▼	33.5%	▲	(34.7%)	39.4%	(67.6%)
Australia	▲	4.0%	▲	4.5%	1.9%	(1.3%)
Tanzania	▲	4.2%	▲	4.2%	3.3%	(3.9%)
Guinea	▲	5.4%	▼	(1.2%)	3.2%	(1.0%)
Egypt	▼	14.3%	▲	1.0%	14.9%	(37.1%)
Brazil	▼	4.6%	▲	7.7%	5.4%	(14.5%)
Colombia	▲	6.1%	▲	10.1%	4.8%	(5.5%)
Average Inflation	▲	**5.8%**			**4.6%**	

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2026 for definitions and reconciliations.*

Information sourced from Bloomberg and not always up to current reporting date
[1] Percentage change in respective index (CPI – Consumer Price Index)
[2] Percentage variance of annual average FX rate (FX – Foreign Exchange)

GROUP FINANCIAL RESULTS | Q2 2026

SIGNIFICANT CASH FLOW AND EARNINGS LEVERAGE

Metric	Q2 2026	2025 Q2
Average Gold Price Received*	$4,446/oz	▲ $3,287/oz
EBITDA*	$1,974m	▲ $1,353m
Basic Earnings	$1,002m	▲ $669m
Headline Earnings**	$1,010m	▲ $639m
Capital Expenditure - Group	$549m	▲ $381m
Net Cash Flow from Operating Activities	$1,432m	▲ $1,018m
Free Cash Flow*	$727m	▲ $535m
Net (Cash) Debt*	$(991m)	$311m

*Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2026 for definitions and reconciliations.

**The financial measures "headline earnings (loss)" and "headline earnings (loss) per share" are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.

COST PERFORMANCE | CONTROLLABLE COSTS CONTAINED

MACRO DRIVERS ACCOUNT FOR OVER 80% OF INCREASES WHILE MANAGED OPS DELIVERS IMPROVEMENTS

Total Cash Costs* - Q2 2026 vs Q2 2025
($/oz)



Market-Driven
Normalised
Controllable
+18%
+1%
1,226
71
67
43
35
1,442
38
-9
1,471
14
-5
1,480
Q2 2025
Inflation
Royalty
Fuel Price
Exchange
Flex Cost
Obuasi Suspension
Serra Grande Disposal
Normalised
Non-Managed
Managed
Q2 2026

Total cash costs $1,486/oz for managed operations and $1,426/oz for non-managed joint ventures in Q2 2026; $1,241/oz for managed operations and $1,081/oz for non-managed joint ventures in Q2 2025.*
**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2026 for definitions and reconciliations.*

FREE CASH FLOW* | STRONG CASH GENERATION

GOLD PRICE LEVERAGE OUTPACES PEAK SEASONAL TAX OUTFLOWS AND ELEVATED REINVESTMENT

Free Cash Flow* – Q2 2026 vs Q2 2025
($m)



535
733
111
96
-69
-85
-138
-151
-305
727
Q2 2025
Price (1)
Cash Receipts from Kibali (2)
Working Capital
Ops Cost
Distrib. to Non-Controlling Shareholders
Capital
Sales Volume (1)
Taxes
Q2 2026

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2026 for definitions and reconciliations.*
(1) Net of royalty costs
(2) Includes dividends received and loan repayments.

OUTLOOK | 2026 GUIDANCE REAFFIRMED

GROWING MARGINS AND SHAREHOLDER RETURNS

		2026 Guidance
Gold Production (Koz)	**Group**	**2,800 – 3,170**
	Managed Operations	2,530 – 2,860
	Non-Managed Operations	270 – 310
	Africa	1,890 – 2,150
	Australia	495 – 555
	Americas	415 – 465
Costs (1) ($/Oz)	**Group All-in Sustaining Costs**	**1,780 – 1,990**
	Managed Operations	1,825 – 2,050
	Non-Managed Operations	1,355 – 1,460
	Africa	1,780
	Australia	2,100
	Americas	1,725
	Group Total Cash Costs	**1,315 – 1,430**
	Managed Operations	1,335 – 1,455
	Non-Managed Operations	1,135 – 1,225
	Africa	1,300
	Australia	1,815
	Americas	1,190
Capital Expenditure (1) ($M)	**Group Total Capital Expenditure**	**1,825 – 1,975**
	Managed Operations	1,640 – 1,770
	Non-Managed Operations	185 – 205
	Group Sustaining Capital Expenditure	**1,040 – 1,140**
	Managed Operations	985 – 1,075
	Non-Managed Operations	55 – 65
	Group Non-sustaining Capital Expenditure	**785 – 835**
	Managed Operations	655 – 695
	Non-Managed Operations	130 – 140

(1) The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material. Outlook economic assumptions for 2026 guidance are as follows: $0.68/A$, BRL5.47/$, AP1,606/$, ZAR16.90/$, Brent $61/bbl and gold price of approximately $4,250/oz.

Cost and capital forecast ranges for 2026 are expressed in "nominal" terms. "Nominal" cash flows are current price term cash flows that have been inflated into future value, using an appropriate "inflation" rate. Cost and capital forecast ranges for 2027 are expressed in "real" terms. "Real" cash flows are adjusted for "inflation" in order to reflect the change in value of money over time. Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance, and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2025 filed with the SEC.

LOOKING AHEAD


DISCIPLINED IN DELIVERY,
DISTINCT IN STRATEGY AND
AN ATTRACTIVE
ENTRY POINT.

Siguiri - Guinea

2026 FOCUS AREAS | DISCIPLINED EXECUTION

LASER FOCUSED ON MAINTAINING COST DISCIPLINE

Total Cash Costs*
Protecting Margins

- Full Asset Potential to offset inflationary pressures
- Increase production share from Tier One assets
- Active portfolio management

Sustaining Capital*
Protecting the Core

- Appropriately capitalised assets for safe, sustainable operations
- Advance Mineral Reserve Development to improve flexibility
- Continued Mineral Reserve replacement and growth

Growth Capital*
Disciplined, High Return Expansion

- Major long-term growth projects in Nevada
- Create flexibility for life extension, brownfield growth
- Short-cycle, high-return organic projects to strengthen portfolio

MAINTAIN AND IMPROVE LICENSE TO OPERATE

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2026 for definitions and reconciliations.*

MAINTAINING SECTOR-LEADING YIELDS WHILE ADVANCING A HIGH-RETURN GROWTH PIPELINE


7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Dividend Yield (NTM)
Avg. 4.7x
AGA
Bubble size: FCF Yield, AGA NTM 11%
Target Zone
Avg. 3.2%
3.0x
4.0x
5.0x
6.0x
7.0x
8.0x
9.0x
EV/EBITDA (NTM)

Visible Alpha data for the next twelve months (NTM) – solid bubbles 30 July 2026, transparent bubbles 31 July 2025
Company reports, Grey bubbles represent the Peer group: Agnico-Eagle, Barrick, Gold Fields, Kinross and Newmont

Resilient outperformance supported by future catalysts

- **Near-term Execution:** Successful delivery of Obuasi ramp-up
- **Organic Growth Engine:** Targeting ~10% organic production growth from Tier-1 brownfield pipeline
- **Transformational Pipeline:** Advancing Nevada greenfield growth strategy with North Bullfrog, Arthur projects
- **Superior Returns:** Sustaining leading FCF yields, funding an industry-leading dividend yield

AngloGold Ashanti - engineered for continued outperformance

ANGLOGOLDASHANTI

www.anglogoldashanti.com

ANDREA MAXEY
Telephone: +61 08 9435 4603
Mobile: +61 400 072 199
amaxey@aga.gold

YATISH CHOWTHEE
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
yrchowthee@aga.gold

INVESTOR RELATIONS
General e-mail enquiries

investors@aga.gold

APPENDIX A | ALL-IN SUSTAINING COSTS

FOR THE QUARTER ENDED 30 JUNE 2026

ALL-IN SUSTAINING COSTS	Geita	Sukari	Obuasi	Tropicana - Attr. 70%	AngloGold Ashanti Mineração	Projects	Sub-total	Kibali - Attr. 45%	Tier 1	Sunrise Dam	Siguiri	Iduapriem	Cerro Vanguardia	Tier 2	Corporate and other [2]	Non-managed joint ventures	Managed operations	Group Total [3]
Cost of sales	214	217	123	167	121	-	842	127	969	131	169	127	118	545	14	127	1,401	1,528
By-product revenue	(1)	(2)	-	(2)	(5)	-	(10)	(1)	(11)	(1)	-	-	(59)	(60)	-	(1)	(70)	(71)
Realised other commodity contracts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amortisation of tangible, intangible and right of use assets	(57)	(104)	(18)	(36)	(24)	-	(239)	(26)	(265)	(16)	(14)	(22)	(15)	(67)	(3)	(26)	(309)	(335)
Adjusted for decommissioning and inventory amortisation	-	-	-	1	-	-	1	-	1	-	-	-	(1)	(1)	-	-	-	-
Corporate administration, marketing and related expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	44	-	44	44
Lease payment sustaining	9	1	-	6	6	1	23	2	25	3	1	1	-	5	-	2	28	30
Sustaining exploration and study costs	2	-	-	-	1	-	3	-	3	1	3	-	-	4	-	-	7	7
Total sustaining capital expenditure	38	62	48	14	46	2	210	18	228	22	19	37	26	104	-	18	314	332
All-in sustaining costs [4]	205	174	153	150	144	4	830	121	951	139	178	142	69	528	56	121	1,414	1,535
Gold sold - oz (000)	124	121	51	92	73	-	461	71	532	51	76	47	47	221	-	71	682	753
All-in sustaining costs per ounce - $/oz [1]	1,655	1,444	2,980	1,617	1,973	-	1,797	1,710	1,786	2,742	2,337	3,013	1,471	2,390	-	1,710	2,073	2,039

[1] In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
[2] Corporate and other includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.
[3] Total including equity-accounted non-managed joint ventures.
[4] "Total cash costs per ounce" and "all-in sustaining costs per ounce" may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

APPENDIX B | TOTAL CASH COSTS

FOR THE QUARTER ENDED 30 JUNE 2026

TOTAL CASH COSTS	Geita	Sukari	Obuasi	Tropicana - Attr. 70%	AngloGold Ashanti Mineração	Sub-total	Kibali - Attr. 45%	Tier 1	Sunrise Dam	Siguiri	Iduapriem	Cerro Vanguardia	Tier 2	Corporate and other [2]	Non-managed joint ventures	Managed operations	Group Total [3]
Cost of sales	214	217	123	167	121	842	127	969	131	169	127	118	545	14	127	1,401	1,528
- By-product revenue	(1)	(2)	-	(2)	(5)	(10)	(1)	(11)	(1)	-	-	(59)	(60)	-	(1)	(70)	(71)
- Inventory change	(12)	(2)	(5)	-	(1)	(20)	7	(13)	(2)	5	-	2	5	-	7	(15)	(8)
- Amortisation of tangible assets	(50)	(103)	(18)	(33)	(20)	(224)	(25)	(249)	(14)	(13)	(21)	(15)	(63)	(2)	(25)	(289)	(314)
- Amortisation of right of use assets	(7)	(1)	-	(3)	(4)	(15)	(1)	(16)	(2)	(1)	(1)	-	(4)	(1)	(1)	(20)	(21)
- Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Rehabilitation and other non-cash costs	(1)	3	(3)	-	(2)	(3)	-	(3)	-	(4)	(2)	(3)	(9)	(1)	-	(13)	(13)
- Retrenchment costs	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)	-	-	(1)	(1)
Total cash costs [4]	143	112	96	129	89	569	107	676	112	156	103	43	414	10	107	993	1,100
Gold produced - oz (000)	116	119	48	93	72	448	76	524	49	78	47	46	220	-	76	668	744
Total cash costs per ounce - $/oz [1]	1,230	940	1,998	1,388	1,241	1,270	1,426	1,292	2,258	1,995	2,189	933	1,876	-	1,426	1,486	1,480
Average gold price received per ounce - $/oz								4,436					4,470				
Total cash cost margin - %								71%					58%				

[1] In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
[2] Corporate and other includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.
[3] Total including equity-accounted non-managed joint ventures.
[4] "Total cash costs per ounce" and "all-in sustaining costs per ounce" may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

APPENDIX B | TOTAL CASH COSTS

US Dollar million, except as otherwise noted	Six months ended Jun 2026 Unaudited	Six months ended Jun 2025 Unaudited	Six months ended Jun 2024 Unaudited
Cost of sales	2,944	2,585	1,936
- By-product revenue	(154)	(75)	(62)
- Inventory change	(7)	(15)	(38)
- Amortisation of tangible assets	(601)	(556)	(329)
- Amortisation of right of use assets	(45)	(49)	(43)
- Amortisation of intangible assets	-	-	-
- Rehabilitation and other non-cash costs	(28)	(24)	(10)
- Retrenchment costs	(1)	(1)	(2)
Total cash costs	2,107	1,866	1,452
Gold produced – oz (000)	1,468	1,524	1,254
Total cash costs per ounce - $/oz	1,436	1,224	1,158

Rounding of figures may result in computational discrepancies.

EBITDA

US Dollar million, except as otherwise noted	**Quarter ended Jun 2026 Unaudited**	Quarter ended Jun 2025 Unaudited	Six months ended Jun 2026 Unaudited	Six months ended Jun 2025 Unaudited
EBITDA				
Profit for the period	**1,192**	806	2,654	1,348
Add back:				
Finance costs and unwinding of obligations	**38**	44	128	85
Finance income	**(36)**	(39)	(73)	(71)
Taxation	**468**	240	955	427
Amortisation of tangible, right of use and intangible assets	**309**	303	600	558
Other amortisation	**3**	(1)	1	2
EBITDA	**1,974**	1,353	4,265	2,349

Rounding of figures may result in computational discrepancies.

NET DEBT (CASH)

US Dollar million, except as otherwise noted	As at Jun 2026 Unaudited	As at Jun 2025 Unaudited
Borrowings - non-current portion	**1,559**	2,017
Borrowings - current portion	**12**	86
Lease liabilities - non-current portion	**156**	128
Lease liabilities - current portion	**51**	66
Total borrowings	**1,778**	2,297
Less: Cash and cash equivalent, net of bank overdraft	**(2,769)**	(1,986)
Net debt (cash)	**(991)**	311
Net debt (cash) to EBITDA ratio	**(0.13):1**	0.08:1
Total borrowings to profit for the period	**0.40:1**	1.11:1

Rounding of figures may result in computational discrepancies.

APPENDIX E | FREE CASH FLOW

FREE CASH FLOW US Dollar million, except as otherwise noted	Quarter ended Jun 2026 Unaudited	Quarter ended Jun 2025 Unaudited	Six months ended Jun 2026 Unaudited	Six months ended Jun 2025 Unaudited
Net cash flow from operating activities [(1)]	**1,432**	1,018	**3,141**	1,743
Repayment of loans advanced to joint ventures	**16**	17	**66**	77
Distributions to non-controlling interests	**(234)**	(150)	**(397)**	(229)
Operating cash flow	**1,214**	885	**2,810**	1,591
Capital expenditure on tangible and intangible assets	**(487)**	(350)	**(915)**	(653)
Free cash flow	**727**	535	**1,895**	938
[(1)] Includes working capital movements as per table below.				
(Increase) decrease in inventories	**(35)**	19	**(43)**	19
(Increase) decrease in trade receivables	**(79)**	(145)	**(151)**	(186)
(Decrease) increase in trade payables	**71**	(14)	**33**	(141)
Movement in working capital	**(43)**	(140)	**(161)**	(308)

Rounding of figures may result in computational discrepancies.

APPENDIX E | FREE CASH FLOW

FREE CASH FLOW

US Dollar million, except as otherwise noted	Six months ended Jun 2024 Unaudited
Cash generated from operations	735
Dividends received from joint ventures	36
Taxation paid	(99)
Net cash inflow from operating activities	672
Corporate restructuring costs	2
Capital expenditure on tangible and intangible assets	(490)
Net cash from operating activities after capital expenditure and excluding corporate restructuring costs	184
Repayment of lease liabilities	(43)
Finance costs accrued and capitalised	(71)
Net cash flow after capital expenditure and interest	70
Other net cash inflow from investing activities	152
Cash restricted for use	(16)
Free cash flow* (1)	206

(1) Adjusted to exclude corporate restructuring costs.
During H1 2024, free cash flow was calculated and reported by AngloGold Ashanti to include cash inflow from operating activities, less cash outflow from investing activities and after finance costs, adjusted to exclude once-off acquisitions, disposals and corporate restructuring cots, and movements in restricted cash. To enhance comparability with industry peers, AngloGold Ashanti revised its definition of free cash flow in 2025 and it has since been calculated as operating cash flow less capital expenditure.
Rounding of figures may result in computational discrepancies.